UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                     No ☒

Attached hereto and incorporated by reference herein is a proxy statement, dated February 18, 2011, with respect to the Company's Special Meeting to be held on March 23, 2011.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its supermarket segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In addition, Alon Holdings holds approximately 78.38% of Dor Alon, a subsidiary listed on the Tel Aviv stock exchange, one of the four largest petrol companies and a leader in the field of convenience stores.  Dor Alon operates a chain of 188 petrol stations and 177 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties. For more information, please refer to the Alon Holdings Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

February 18, 2011	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholders:

On behalf of the Board of Directors of Alon Holdings Blue Square – Israel Ltd., or BSI, we are pleased to deliver this proxy statement in connection with the special meeting of shareholders (the “Special Meeting”) to be held on March 23, 2011.  The purpose of the Special Meeting is to consider and vote upon the approval and ratification of (i) the participation by BSI in a directors’ and officers' liability insurance policy covering BSI and its affiliated companies for one year from January 1, 2011 until December 31, 2011; and (ii) the participation by BSI in future directors’ and officers’ liability insurance policies covering BSI and its affiliate companies (the “Proposals”).

The Company’s Board of Directors recommends that you vote “FOR” each of the Proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Special Meeting. However, whether or not you plan to attend the Special Meeting, it is important that your shares be represented. Please act promptly to vote your shares on the Proposals described above. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the enclosed postage-paid envelope as promptly as possible. Shareholders may revoke their proxies at any time before the Special Meeting by providing written notice to BSI. Any shareholder attending the Special Meeting, or represented thereat by a duly appointed power of attorney, may vote in person even if that shareholder has previously returned a proxy. IF YOU CHOOSE TO VOTE BY PROXY, WE MUST RECEIVE YOUR PROXY AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING (FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS, THE BANK OF NEW YORK MELLON MUST RECEIVE YOUR PROXY NO LATER THAN THE DATE INDICATED ON THE PROXY CARD) . The chairman of the Special Meeting may, at his discretion, accept a proxy after such time.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices, together with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very truly yours,
David Wiessman
Chairman of the Board

Tel Aviv, Israel
February 18, 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Ha’ayin 48092, Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 23, 2011

Notice is hereby given that a special meeting of Shareholders of Alon Holdings Blue Square - Israel Ltd., or BSI, will be held on March 23, 2011 at 10:00 a.m., Israel time (the “Special Meeting”), at the corporate offices of BSI at 2 Amal Street, Rosh Ha’ayin 48092, Israel, in order to consider and vote upon the approval and ratification of (i) the participation by BSI in a directors’ and officers' liability insurance policy covering BSI and its affiliated companies for one year from January 1, 2011 until December 31, 2011; and (ii) the participation by BSI in future directors’ and officers’ liability insurance policies  covering BSI and its affiliate companies (the “Proposals”).

In addition, the Shareholders may consider and act upon such other business and matters or proposals as may properly come before the shareholders meeting and any adjournment or postponement thereof.

Shareholders of record at the close of business on February 17, 2011, are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Shareholders who are unable to attend the Special Meeting in person may either (i) complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Special Meeting or (ii) be represented at the Special Meeting by a duly appointed power of attorney. Shareholders may revoke their proxies at any time before the Special Meeting by providing written notice to BSI. Shareholders who attend the Special Meeting may revoke their proxies in writing and vote their shares in person.  Holders of American Depositary Receipts are requested the complete the proxy and return it to the Bank of New York Mellon (“BONY”) so that BONY receives it no later than the date indicated on the proxy card.

Shareholders registered in BSI’s shareholders register in Israel and shareholders who hold shares through members of the TASE may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to BSI’s offices, together with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to BSI an ownership certificate confirming their ownership of BSI shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings) of 2000, as amended. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, should follow the directions provided by their broker or nominee regarding how to instruct them to vote such shareholders’ shares.

Shareholders are allowed to apply in writing, through BSI, to other shareholders of BSI in order to convince them with regard to their vote on items on the agenda of the Special Meeting (“Position Notice”). Position Notices may be sent to BSI’s offices at the address above. Such Position Notices must be in the possession of BSI by March 3, 2011.

Joint holders of shares should note that, pursuant to the Articles of Association of BSI, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in BSI’s Register of Shareholders.

By Order of the Board of Directors,

David Wiessman
Chairman of the Board of Directors

Tel Aviv, Israel
Dated: February 18, 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Special Meeting of Shareholders
to be held on March 23, 2011

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Alon Holdings Blue Square - Israel Ltd. (the “Company” or “BSI”) in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting of Shareholders (the “Special Meeting”), to be held on March 23, 2011 at 10:00a.m. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the Special Meeting to adopt resolutions approving and ratifying (i) the participation by BSI in a directors’ and officers' liability insurance policy covering BSI and its affiliated companies for one year from January 1, 2011 until December 31, 2011; and (ii) the participation by BSI in future directors’ and officers’ liability insurance policies covering BSI and its affiliate companies (the “Proposals”).

The Company currently is unaware of any other matters that may be raised at the Special Meeting.  Should any other matters be properly raised at the Special Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Special Meeting and a return envelope for the proxy are enclosed.  By appointing “proxies,” shareholders may vote at the Special Meeting whether or not they attend.  If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the Special Meeting (and received by BONY no later than the date indicated on the proxy card, in the case of ADR holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof.  Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Special Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about February 18, 2011.  In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.  As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on February 17, 2011 shall be entitled to receive notice of and to vote at the Special Meeting.  At the close of business on February 15, 2011, the Company had outstanding 65,900,991 Ordinary Shares (excluding 89,888 ordinary shares held by BSI), each of which is entitled to one vote for each of the matters to be presented at the Special Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of BSI, present in person or by proxy at the Special Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Special Meeting a quorum is not present, the Special Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The Proposals require the affirmative vote of at least a majority of the shares represented at the Special Meeting in person or by proxy and voting on the matter presented; provided that either:

(i)          such majority vote includes at least one-third of the total votes of shareholders having no personal interest in the Proposals, voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)         the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposals does not exceed one percent (1%) of the total voting rights in BSI.

Under the Israeli Companies Law of 1999, or the Israeli Companies Law, each shareholder that attends the Special Meeting in person shall, prior to exercising such shareholder’s voting rights at the Special Meeting as to the Proposals, advise BSI whether or not that shareholder has a personal interest in the Proposals. Each shareholder that delivers a signed proxy card to BSI must indicate on the proxy card whether or not that shareholder has a personal interest in the Proposals. Shareholders who do not indicate whether or not they have a personal interest in the Proposals will not be eligible to vote their shares as to such Proposals.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)         a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 15, 2011, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.  Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.	50,932,013	(2)	77.29%

Alon Retail Ltd.	30,604,303	(3)	46.44%

Menorah Mivtachim Holdings Ltd.	4,429,274	(4)	6.72%

(1)	The percentage of outstanding ordinary shares is based on 65,900,991ordinary shares outstanding as of February 15, 2011 (excluding 89,888 ordinary shares held by BSI).

(2)
Alon Israel Oil Company Ltd. (“Alon”) was issued 20,327,710 ordinary shares of BSI in consideration for BSI’s purchase of all the outstanding shares of Dor Alon Energy In Israel Ltd. from Alon.  In addition, Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, the Estate of Professor Shoshana Biran and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.V Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)
Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Mivtachim Holdings Ltd. ("Menora Holdings") is an Israeli public company. Approximately 61.9% of Menora Holdings outstanding shares are held directly and indirectly by Menachem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds, all of which are wholly owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

On all matters considered at the Special Meeting, abstentions will be treated as neither a vote “for” nor “against” the Proposals considered at the Special Meeting, although they will be counted in determining whether a quorum is present.

THE PROPOSALS

1.            RATIFICATION AND APPROVAL OF THE PARTICIPATION BY BSI IN A DIRECTORS’ AND OFFICERS' LIABILITY INSURANCE POLICY COVERING BSI AND ITS AFFILIATES FOR THE PERIOD OF JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Following the approval by the Audit Committee and Board of Directors, it is proposed to ratify and approve the participation by the Company in a directors' and officers' liability insurance policy acquired by Alon Israel Oil Company Ltd. from Clal Insurance Company (“Clal”) (the “Original D&O Policy”) for the period of January 1, 2011 through December 31, 2011, covering the Company and affiliated entities, including its subsidiaries, Blue Square Real Estate Ltd. and its subsidiaries (“BSRE”), Dor Alon Energy in Israel (1988) Ltd. and its subsidiaries (“Dor Alon”), and, the Company's indirect controlling shareholder, Alon Israel Oil Company Ltd. and its subsidiaries in Israel (“Alon”) (collectively, the “Group”). Such policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that it any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. For claims filed in Israel, in the event the amount of a loss, including defense costs, exceeds the aggregate limit of liability for such loss, the policy will cover defense costs up to an additional amount of 20% of the aggregate limit of liability for such loss.  The premium paid by the Group with respect to such insurance policy is a total of approximately US $210,000, to be divided among the Group as follows: (i) the Company (not including BSRE and Dor Alon) will pay approximately $105,000 (50% of the premium); (ii) BSRE will pay approximately $24,000 (11.5% of the premium); (iii) Dor Alon will pay approximately $36,000 (17% of the premium); and (iv) Alon will pay approximately $45,000 (21.5% of the premium). The relative payments of the premium between the members of the Group was determined based on proposals received from Clal, which is the current insurer of the Company, and which provided an offer for the costs of insurance policies had each member of the Group purchased a separate policy. The Original D&O Policy will apply to directors and officers who will serve in such capacities for the Company and the Group from time to time, including those who are controlling parties or their family.

The Company believes that entering into a group insurance liability policy, as opposed to an individual insurance liability policy, allows for an increase in the maximum coverage while minimizing the costs of the premium for each member covered by the policy.

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, that the Company’s participation in a directors’ and officers’ insurance policy covering the Company and affiliated entities for the period from January 1, 2011 through December 31, 2011, the terms of which have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

2.            APPROVAL OF PARTICIPATION BY BSI IN FUTURE DIRECTORS’ AND OFFICERS' LIABILITY INSURANCE POLICIES COVERING BSI AND ITS AFFILIATES

Following the approval by the Audit Committee and Board of Directors, it is further proposed to approve either a renewal of the Original D&O Policy or the participation by BSI in future directors' and officers' liability insurance policies covering the Company and all or some members of the Group, under substantially the same terms and conditions as the Original D&O Policy, upon its expiration, for a period of up to an additional four years from the end of the term of the Original D&O Policy (the “Future D&O Policies”). The participation in the Future D&O Policies would be subject to the following conditions: (i) the determination by the Audit Committee and Board of Directors that there will be no substantive changes between the Original D&O Policy and the Future D&O Policies; a change to the scope of coverage under the Future D&O Policies will not be deemed to be substantive so long as the premium paid by the Group for such Future D&O Policies will be as described in section (ii) below; and (ii) the premium paid for the Future D&O Policies will not increase by more than the greater of (A) 25% over the cost of the premium paid for the insurance policy of the previous year; or (B) 25% over the cost of the premium paid for the Original D&O Policy (in each case plus the rate of depreciation of the NIS in relation to the U.S. dollar, to the extent such a depreciation occurred).  The payment of such premium will be allocated among the Group in a manner similar to the Original D&O Policy ..  The Future D&O Policies will apply to directors and officers who will serve in such capacities for the Company and the Group from time to time, including those who are controlling parties or their family.

It is clarified that the abovementioned resolution constitutes a “Framework Resolution” as that term is defined in the Israeli Companies Regulations (Relief for Transactions with Interested Parties) – 2000, which allows for the participation in the Future D&O Policies for directors and/or officers who, either themselves or their relatives, are ‘controlling shareholders’ of the Company, as that term is defined in the Companies Law.

It is proposed that the following resolution be adopted at the Special Meeting:

 “RESOLVED, that the participation by the Company in and/or extension of the Future D&O Policies covering the Company and affiliated entities, subject to the terms described above, which will apply to directors and officers that will serve in such capacities for the Company and the Group from time to time, including those who are controlling parties or their relatives, are approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Special Meeting, but, if any other matters are properly presented at the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

David Wiessman
By Order of the Board of Directors
Executive Chairman of the Board
Dated: February 18, 2011

Special Meeting of Alon Holdings Blue Square - lsrael Ltd.					Special Meeting of Alon Holdings Blue Square - lsrael Ltd.
Date: March 23, 2011					to be held March 23, 2011
See Voting Instruction On Reverse Side.					For Holders as of February 17, 2011
Please make your marks like this: ☒ Use dark black pencil or pen only

		For	Against	Abstain	MAIL

1.	RESOLVED, that the Company’s participation in a	☐	☐	☐	• Mark, sign and date your Voting Instruction Form.
	directors’ and officers’ insurance policy covering				• Detach your Voting Instruction Form.
	the Company and affiliated entities for the period				• Return your Voting Instruction Form in the .
	from January 1, 2011 through December 31, 2011,				postage-paid envelope provided
the terms of which have been approved by the
Audit Committee and Board of Directors, and as
presented to the shareholders, be, and the same
	hereby is, approved.	Yes	No

	a. Do you have a personal interest in approval of	☐	☐
resolution 1? (must be answered for vote to be
	counted)	For	Against	Abstain

2.	RESOLVED, that the participation by the Company	☐	☐	☐	All votes must be received by 5:00 pm, Eastern Time March 18, 2011.
in and/or the extension of the Future D&O Policies
	covering the Company and affiliated entities,				PROXY TABULATOR FOR
	subject to the terms described in the proxy statement,				ALON HOLDINGS BLUE
	which will apply to directors and officers that				SQUARE - ISRAEL LTD.
	will serve in such capacities for the Company and				P.O. BOX 8016
	the Group from time to time, including those who				CARY, NC 27512-9903
are controlling parties or their relatives, are
	approved.	Yes	No

		☐	☐
a. Do you have a personal interest in approval of
resolution 2? (must be answered for vote to be
counted)

“Personal Interest” means - the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation in which he or his relative has an interest, other than a personal interest that arises merely from holding shares in the company.

EVENT #

CLIENT #

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

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↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Alon Holdings Blue Square - lsrael Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on March 18, 2011)

The undersigned registered owner of American Depositary Shares (“ADRs”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Alon Holdings Blue Square - Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 17, 2011 at the Special Meeting of the Shareholders of Alon Holdings Blue Square-Israel Ltd. to be held at their executive offices on March 23, 2011 or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON HOLDINGS BLUE
SQUARE - ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903